Mail Stop 6010

      June 21, 2005




Mr. William A. Ince
Chief Financial Officer
Integral Technologies, Inc.
805 W. Orchard Drive, Suite 3
Bellingham, Washington 98225

	RE:	Integral Technologies, Inc.
		Form 10-KSB for the fiscal year ended June 30, 2004
		Filed 10/05/04
		File No. 0-28353

Dear Mr. Ince:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-KSB for the period ending June 30, 2004

Item 8A Controls and Procedures, Page 9
1. We note your statement that your Chief Executive Officer and Chief
Financial Officer believe that your existing disclosure controls and procedures have been effective. Please note that the effectiveness determination required by Rule 13a-15(b) of the Exchange Act cannot only be based on the "belief" of your Chief Executive Officer and Chief Financial Officer. Your management, with the participation of your principal executive officer and principal financial officer, must evaluate the effectiveness of your disclosure controls and procedures as of the end of each fiscal quarter, and must disclose the results of each such evaluation in each periodic report. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. Refer to Rule 13a-15 of the Exchange Act and Item 307 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, Page F-1

2. It is not clear whether your independent auditor Pannell Kerr Forster of Vancouver, Canada is registered with the Public Company Accounting Oversight Board ("PCAOB"). If true, please confirm to us that they are registered and have them revise the audit report presented on page F-1 by signing the report utilizing their full legal name as registered with the PCAOB. If not, please explain how you comply with PCAOB Rule 1001. We may have further comment after reviewing your response.

3. We see that your auditor is located in Canada and also see that you are a domestic U.S. registrant. The Staff interprets Article 2 to Regulation S-X to require that the audit report on the financial statements of a domestic registrant ordinarily be rendered by an auditor licensed in the US. Tell us why you have selected an auditor located in Canada. Please also respond to the following:
* Describe the nature and extent of any actual or planned operations in Canada.
* Tell us where your accounting records are maintained and where your audit work was completed.
* In Rule 3400T the PCAOB adopted, on an interim basis, the quality control standards of the SEC Practice Section. Tell us who performed the US GAAP quality review of your financial statements and describe that person`s expertise in US GAAP and GAAS.
We may have further comments after reviewing your response.






*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

							Sincerely,


							Jay Webb
							Reviewing Accountant

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William A. Ince
Integral Technologies, Inc.
June 21, 2005
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